14041456

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38756

RECEIVED AUG 29 2014

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNITED AMERICAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 LEXINGTON AVE. #1220
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

212-983-5822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAICH ENDE MALTER & CO. LLP
(Name – *if individual, state last, first, middle name*)

1375 BROADWAY, 15TH FLOOR (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 8/29/14

OATH OR AFFIRMATION

I, ALI GERANMAYEH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNITED AMERICAN SECURITIES, INC., as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Mng Director
Title

Notary Public

JOAN I. DILAURO
Notary Public, State of New York
No. 01DI4891849
Qualified in Nassau County
Commission Expires May 4, 20 15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED AMERICAN SECURITIES, INC.

Statement of Financial Condition

June 30, 2014

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT]

UNITED AMERICAN SECURITIES, INC.

Table of Contents
June 30, 2014

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)
cpa@rem-co.com

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
United American Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of United American Securities, Inc., (the "Company") as of June 30, 2014. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of United American Securities, Inc. as of June 30, 2014, in conformity with accounting principles generally accepted in the United States.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
August 27, 2014

UNITED AMERICAN SECURITIES, INC.

Statement of Financial Condition
June 30, 2014

Assets	
Cash and cash equivalents	$ 54,194
Receivables from clearing broker - including clearing deposit of $25,000	32,739
Receivables - investment advisory fees	531,823
Investment in associated partnership	180,939
Furniture, equipment, and leasehold improvements - net	12,182
Other assets	63,633
	$ 875,510
Liabilities	
Accounts payable, accrued expenses, and other liabilities	$ 35,797
Income taxes payable	4,522
Deferred tax liability - net	134,763
	175,082
Stockholders' Equity	
Common stock, $1.00 par value, authorized 40,000 shares, issued 818 shares, outstanding 478 shares	478
Additional paid-in-capital	281,882
Retained earnings	707,778
Less 340 shares of common stock in treasury, at cost	(289,710)
	700,428
	$ 875,510

1 - ORGANIZATION AND NATURE OF BUSINESS

United American Securities, Inc., (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is principally engaged as an investment advisor, introducing customers to its clearing broker pursuant to a fully disclosed clearing agreement, and to the clearing broker's investment advisor solutions subsidiary which acts as broker of record for the majority of the trades directed by the Company on its customers' behalf. The Company principally conducts business under the name UAS Asset Management.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash and Cash Equivalents*** - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months when purchased that are not held for sale in the ordinary course of business.

b. ***Securities Transactions*** - Securities transactions are recorded on the trade date, as if they had settled.

c. ***Treasury Stock*** - The Company uses the cost method of accounting for treasury stock. At June 30, 2014, the Company held 340 shares of treasury stock.

d. ***Income Taxes*** - The Company is subject to federal, New York State, and New York City income taxes. The provision for income taxes reported in the financial statements consist of taxes currently due plus deferred taxes related to temporary differences between the bases of certain assets and liabilities for financial and tax reporting. Temporary differences arise primarily from the use of the cash basis method of accounting used for income tax reporting. Determination of the current or long-term status of the deferred income tax asset or liability is based upon the underlying nature of the related asset or liability.

   The Company recognizes and measures its unrecognized tax benefits, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

   The Company did not have any material unrecognized tax benefits as of June 30, 2014 and does not expect this to change significantly over the next twelve months. As of June 30, 2014, the Company has no accrued interest or penalties related to uncertain tax positions. The earliest tax year that is subject to examination by these taxing authorities is 2010, generally three years from the time they were filed.

e. ***Investment Valuation*** - The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. Accounting Principles Generally Accepted in the United States of America ("GAAP") establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the investment advisor in accordance with US GAAP.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

f. ***Use of Estimates*** - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3 - Receivables from Clearing Broker

The clearing and depository operations for customers' securities transactions are provided by a clearing broker pursuant to a clearance agreement. At June 30, 2014, the amount due from the clearing broker represents cash deposits maintained in various accounts including money market accounts at the clearing broker. In addition, at times there may be amounts due from the clearing broker related to commission revenue earned, as an introducing broker for the transactions of its customers, net of clearing expenses, and other fees.

Receivables from clearing broker consists of the following at June 30, 2014:

Clearing deposits	$ 25,000
Cash held in accounts at clearing brokers	7,739
	$ 32,739

4 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are stated at cost, as follows:

Furniture	$ 40,798
Computer equipment	52,485
Computer software	51,419
Leasehold improvements	7,750
	152,452
Less: Accumulated depreciation and amortization	140,270
	$ 12,182

5 - INVESTMENT IN ASSOCIATED PARTNERSHIP

The Company is the managing member of Kitty Hawk Management LLC (the "Associated Partnership"), the general partner of Kitty Hawk Investment Partners, LP (the "Fund"), a related party. The Associated Partnership's ownership percentage in the Fund was 8.81% at June 30, 2014. The Company carries its investment in the Associated Partnership at fair value based on its pro rata interest in the net assets of the Associated Partnership. The Company's ownership percentage in the Associated Partnership was 17.45% at June 30, 2014.

The Company is also the Investment Manager of the Fund and pursuant to a management agreement receives a quarterly investment advisory fee equal to 0.25% (1% per annum) based on the Fund's net asset value as of the end of each quarter.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at June 30, 2014:

	Level 1	***Level 2***	***Level 3***	***Total***
Assets				
Investment in associated partnership	$ -	$ -	$ 180,939	$ 180,939

6 - INCOME TAXES

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

Deferred Tax Assets	
Accrued liabilities and payables	$ 14,243
Contribution carryforward	22,172
Gross deferred tax assets	36,415
Valuation allowance	(9,304)
Total	$ 27,111
Deferred Tax Liabilities	
Deferred revenue	$ 152,265
Prepaid Expenses	9,609
Total	$ 161,874
Net Deferred Tax Liability	$ 134,763

7 - COMMITMENTS AND CONTINGENCIES

The Company leases its office facility under an operating lease extension expiring on March 31, 2017. The lease contains escalation clauses for increased real estate taxes, labor, and other costs. Approximate future minimum annual rent payments under the lease are as follows:

Year Ending June 30,	
2015	$ 138,570
2016	142,730
2017	109,440
	$ 390,740

The Company maintains cash balances at a financial institution subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts on deposit exceed the FDIC Insurance limit of $250,000.

The Company has a $10,000 unsecured borrowing facility with a bank to be drawn upon as overdraft protection. This facility bears interest at the bank's current rate for such facilities when used. As of June 30, 2014, there were no outstanding advances drawn under this facility.

8 - 401(K) PROFIT-SHARING PLAN

The Company sponsors a 401(k) profit-sharing plan covering all eligible employees. Contributions are made at the discretion of the management.

9 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2014, the Company had net capital, as defined, of $46,211, which was $41,211 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.87 to 1.

10 - Off-Balance-Sheet Risk

Pursuant to the clearance agreements, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

11 - Subsequent Events

Subsequent events have been evaluated through the date of issuance and management has determined that no subsequent events occurred that would require disclosure in the financial statements or accompanying notes.

UNITED AMERICAN SECURITIES, INC.

Report of Independent Registered Public Accounting Firm
Regarding Management Statement of Compliance with the
Exemption Provisions of SEC Rule 15c3-3
For the Period June 1, 2014 through June 30, 2014

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)
cpa@rem-co.com

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
United American Securities, Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3, in which United American Securities, Inc. (the "Company") (1) identified the following provision of 17 C.F.R .§240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent reporting period of June 1, 2014 through June 30, 2014, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to United American Securities, Inc.'s management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
August 27, 2014

UNITED AMERICAN SECURITIES, INC.
441 Lexington Avenue
New York, NY 10017

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH THE EXEMPTION PROVISIONS OF SEC RULE 15c3-3

We, as the management of United American Securities, Inc., (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief: (1) the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), and (2) for the reporting period June 1, 2014 through June 30, 2014, the Company has met the identified exemption provision without exception.

UNITED AMERICAN SECURITIES, INC.

By:

Ali Granmayeh
Managing Director
August 27, 2014